UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20429

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Wilshire Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

9721862107
(CUSIP Number)

Steven S. Koh, Wilshire State Bank, 3200 Wilshire Boulevard, Los Angeles, CA 90010 (213) 427-6571
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 9721862107	Page 2 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Steven S. Koh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,358,311
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,358,311
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,311
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 18.17%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 9721862107	Page 3 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Jung O. Koh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,358,311
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,358,311
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,311
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 18.17%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 9721862107	Page 4 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Koh – Wilshire, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,586,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,586,426
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,586,426
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 15.55%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 9721862107	Page 5 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) The Koh-Wilshire Trust Dated 6/4/2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 543,695
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 543,695
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,695
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 1.84%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 9721862107	Page 6 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Steven Sukhwa Koh 2007 Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 0.00%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 9721862107	Page 7 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Jung Ok Koh 2007 Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 0.00%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 9721862107	Page 8 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Koh Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 225,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 225,900
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,900
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 0.77%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 9721862107	Page 9 of 22 Pages

PRELIMINARY NOTE

This Amendment No. 5 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed by Steven S. Koh with the Federal Deposit Insurance Corporation (the “FDIC”) on December 3, 1998, as amended by Amendment No. 1 and Amendment No. 2 filed with the FDIC on February 18, 2004 and June 4, 2004, respectively, amendment No. 3 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2006, and amendment No. 4 filed with the SEC on December 19, 2006 with respect to the common stock, no par value (the “Common Stock”), of Wilshire Bancorp, Inc., a California corporation (the “Issuer” or “Wilshire Bancorp”), and its predecessor and now wholly-owned subsidiary, Wilshire State Bank, a California state-chartered commercial bank (the “Bank”).

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this statement relates is the Common Stock, no par value, of Wilshire Bancorp, Inc., a California corporation.  The name and address of the principal executive offices of the Issuer are 3200 Wilshire Blvd., Los Angeles, California  90010.

The original Schedule 13D filed by Steven S. Koh on December 3, 1998, and Amendment No. 1 and Amendment No. 2 thereto, were filed with the FDIC and reported the Reporting Persons’ (as defined below) ownership of the Common Stock of the Bank.  Upon consummation of the reorganization of the Bank into a holding company structure, effective as of August 25, 2004, Wilshire Bancorp succeeded to the business and operations of the Bank.  As a result of the reorganization, shareholders of the Bank are now shareholders of Wilshire Bancorp and the Bank is a direct subsidiary of the Company.  Pursuant to Rule 12g-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Wilshire Bancorp succeeded to the reporting obligations of the Bank and the reporting obligations of the Bank to the FDIC have terminated.  Filings required to be made by the Reporting Persons under the Exchange Act due to their ownership of Wilshire Bancorp Common Stock, including Amendment No. 3, Amendment No. 4 and this Amendment, are now made with the Commission.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Exchange Act:

(i) Steven S. Koh, an individual and a United States citizen,

(ii) Jung O. Koh, an individual and a United States citizen,

(iii) Koh-Wilshire, LP, a Nevada limited partnership (the “Partnership”),

(iv) the Koh Charitable Foundation, a Delaware not-for-profit corporation and a 501(c)(3) tax exempt organization (the “Charitable Foundation”),

(v) the Steven Sukhwa Koh 2007 Retained Annuity Trust,

(vi) the Jung Ok Koh 2007 Retained Annuity Trust, (items v - vi, collectively, the “ Annuity Trusts”), and

(vii) The Koh Wilshire Trust Dated 6/4/2004, organized under the laws of the State of California.

The seven entities listed above are referred to herein collectively as the “Reporting Persons.”  The address of the principal business office of each of the Reporting Persons is 3250 Wilshire Blvd., Suite 2150, Los Angeles, California 90010.

Steven S. Koh’s principal employment is as Chairman of Pacific Steel Corporation, a steel import and export business with its principal office located at 3250 Wilshire Blvd., Suite 2150, Los Angeles, California 90010.

Jung O. Koh is a homemaker.

Mr. and Mrs. Koh (or collectively, the “Kohs”) established The Koh Wilshire Trust Dated 6/4/2004 (the “2004 Trust”), a revocable trust established under the laws of the State of California, on June 4, 2004, pursuant to a Trust Agreement, dated as of June 4, 2004 (the “Trust Agreement”), by and between Steven S. Koh and Jung O. Koh, husband and wife, as Grantors, and Steven S. Koh, as

SCHEDULE 13D

CUSIP No. 9721862107	Page 10 of 22
Pages

Trustee of the 2004 Trust.  The 2004 Trust was referred to as the Koh-Wilshire Trust in amendment No. 4 filed with the SEC on December 19, 2006.

On December 19, 2006, the 2004 Trust transferred to the Partnership all 5,409,507 shares of Wilshire Bancorp Common Stock then owned by the Trust.  Mr. and Mrs. Koh formed the Partnership under the laws of the State of Nevada on June 3, 2005.  The Partnership, which is authorized to engage in any business activity which may lawfully be conducted by a Nevada limited partnership, is governed by a Limited Partnership Agreement, dated January 5, 2006, and as amended (the “Partnership Agreement”).  The Kohs are the sole general partners and the sole limited partners of the Partnership. Mr. and Mrs. Koh each own a 0.5% percentage interest, as general partners, and a 49.5% percentage interest, as limited partners, in the Partnership.  The general partners of the Partnership have exclusive management and control of the business of the Partnership, and all decisions regarding the management and affairs of the Partnership are made by the general partners.  Under the Partnership Agreement, transfers of interests in the Partnership are subject to the approval of a majority in interest of the general partners and a right of first refusal in the Partnership and the other partners, except that certain permitted transfers, including, without limitation, to lineal descendents of the partners, are not subject to such restrictions.

The Kohs established the Charitable Foundation as a not-for-profit corporation under the laws of the State of Delaware on June 21, 2004.  The Charitable Foundation is a 501(c)(3) tax exempt organization.  The business and affairs of the Charitable Foundation are managed and all corporate powers are exercised by or under the direction of the Charitable Foundation’s board of directors.  The Board of Directors currently consists of Steven Koh, Jung O. Koh, Samuel Koh, Christine Koh, Agnes Park, Chris Park and Peter Koh.  As “Founder Directors,” Steven Koh and Jung O. Koh are entitled to serve as directors for their lifetimes, or until they become incapacitated.  The officers of the Charitable Foundation are Steven Koh (Chairman), Samuel Koh (President), Peter Koh (Vice-President and Secretary), and Agnes Park (Secretary).  The primary mission of the Charitable Foundation, as set forth in its bylaws, is to engage in charitable activities.  The secondary purpose of the Charitable Foundation is to encourage the philanthropy and community service of the family members of Steven Koh and Jung O. Koh.  As of the date of this filing, the Charitable Foundation holds 225,900 shares of Wilshire Bancorp Common Stock, all of which were transferred to the Charitable Foundation by the Trust.

The Kohs established the Annuity Trusts under the laws of the State of California on May 30, 2007.  The business and affairs of each of the Annuity Trusts are managed by its trustee.  Mr. Koh serves as the Trustee for the Steven Sukhwa Koh 2007 Retained Annuity Trust, and Mrs. Koh serves as the Trustee for the Jung Ok Koh 2007 Retained Annuity Trust.

The 5,358,311 shares (collectively, the “Shares”) of Wilshire Bancorp Common Stock reported as beneficially owned by Mr. and Mrs. Koh include the (i) 4,586,426 shares held by the Partnership, (ii) 225,900 shares held by the Charitable Foundation, (iii) 1,145 shares held by the Steven Sukhwa Koh 2007 Retained Annuity Trust, (iv) 1,145 shares held by the Jung Ok Koh 2007 Retained Annuity Trust, and (v) 543,695 shares held by the 2004 Trust.  Mr. and Mrs. Koh disclaim beneficial ownership of the shares of Wilshire Bancorp Common Stock held by the Charitable Foundation, except to the extent of their pecuniary interest therein.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Koh originally acquired the Shares in private transactions, on the open market and through the exercise of stock options granted to him for his service as Chairman of the Issuer’s board of directors during the period between 1986 and 2004.  The Shares were registered in the name of Mr. Koh, but the Shares were generally considered to be the community property of Mr. and Mrs. Koh.  On December 19, 2006, all 5,409,507 shares of Wilshire Bancorp Common Stock then held by the 2004 Trust were transferred from the 2004 Trust to the Partnership.  As of December 19, 2006, the Charitable Foundation held 225,900 shares of Wilshire Bancorp Common Stock, all of which were transferred to the Charitable Foundation by the 2004 Trust. On January 29, 2009, the 2004 Trust held 338,593 shares of Wilshire Bancorp Common Stock as a result of a tax-free capital contribution by Mr. Koh, and the Partnership held 5,035,054 shares of Wilshire Bancorp Common Stock as a result of subsequent transfers for estate planning purposes.  The Charitable Foundation

SCHEDULE 13D

CUSIP No. 9721862107	Page 11 of 22
Pages

continued to hold 225,900 shares of Wilshire Bancorp Common Stock.  Item 5 summarizes all transactions in Wilshire Bancorp Common Stock engaged in by the Reporting Persons within the ninety days immediately preceding the filing of this Amendment.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons hold their shares of Common Stock for investment.  Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing up to all of the outstanding Common Stock in the open market or otherwise, (ii) making an offer to purchase up all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer’s stockholders.  The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings, or in market or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)                                  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure;

(g)                                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)                                     Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Amendment is hereby incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)           As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of Wilshire Bancorp Common Stock in the following amounts and percentages, based on the number of shares of Common Stock outstanding as of July 30, 2010:

SCHEDULE 13D

CUSIP No. 9721862107	Page 12 of 22
Pages

(i)            Steven S. Koh: 5,358,311 shares, or 18.17%, of the Common Stock outstanding

(ii)           Jung O. Koh: 5,358,311 shares, or 18.17%, of the Common Stock outstanding

(iii)          the Partnership: 4,586,426 shares, or 15.55%, of the Common Stock outstanding

(iv)          the Charitable Foundation: 225,900 shares, or 0.77%, of the Common Stock outstanding

(v)           Steven Sukhwa Koh 2007 Retained Annuity Trust: 1,145 shares, or 0.00%, of the Common Stock outstanding

(vi)          Jung Ok Koh 2007 Retained Annuity Trust: 1,145 shares, or 0.00%, of the Common Stock outstanding

(vii)         2004 Trust: 543,695 shares, or 1.84%, of the Common Stock outstanding

The calculation of the foregoing percentages is based on 29,486,734 shares of Wilshire Bancorp Common Stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2010.

(b)           The Kohs, as general partners, have the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock held in by the Partnership.  Dispositions involving less then $100,000.00 may be made by either general partner, while dispositions in excess of this amount must be approved by both general partners.  The business and affairs of the Charitable Foundation are managed and all corporate powers are exercised by or under the direction of the Charitable Foundation’s board of directors.  The Kohs serves as “Founder Directors” of the Charitable Foundation and are entitled to serve as directors for their lifetimes.  In addition, Steven Koh serves as Chairman of the Charitable Foundation.  The business and affairs of each of the Annuity Trusts are managed and all corporate powers are exercised by the trustee of such Trust.  Mr. Koh serves as the Trustee for the Steven Sukhwa Koh 2007 Retained Annuity Trust, and Mrs. Koh serves as the Trustee for the Jung Ok Koh 2007 Retained Annuity Trust.  For this reason, each of the Reporting Persons may be deemed to have shared powers to vote or direct the vote and to dispose or direct the disposition of the Shares for the purposes of determining beneficial ownership under the Section 13d-3 of the Exchange Act.

(c)           On May 28, 2010, the Partnership transferred 448,628 shares of Wilshire Bancorp Common Stock.  This transaction included transfers to, among others,:

(i)            64,762 shares to the Steven Sukhwa Koh 2007 Retained Annuity Trust;

(ii)           64,762 shares to the Jung Ok Koh 2007 Retained Annuity Trust;

(iii)          62,096 shares to the Steven Koh 2007 Irrevocable Trust FBO Sam1;

(iv)          62,096 shares to the Steven Koh 2007 Irrevocable Trust FBO Peter1;

(v)           31,048 shares to the Steven Koh 2007 Irrevocable Trust FBO Agnes1;

(vi)          62,096 shares to the Jung Koh 2007 Irrevocable Trust FBO Sam1;

(vii)         62,096 shares to the Jung Koh 2007 Irrevocable Trust FBO Peter1;

(viii)        31,048 shares to the Jung Koh 2007 Irrevocable Trust FBO Agnes1; and

(ix)           8,624 shares to the Steven Sukhwa Koh Trustee of Steven & Jung Koh Trust DTD 9-30-82.

1 This Trust is not included in this amendment because the shares held by this Trust are not beneficially owned by the Kohs.  The business and affairs for this Trust are handled by its trustee, Sang Won Koh.  The Kohs have no power to control or direct this Trust.

SCHEDULE 13D

CUSIP No. 9721862107	Page 13 of 22
Pages

On June 4, 2010, the Steven Sukhwa Koh Trustee of Steven & Jung Koh Trust DTD 9-30-82 received an aggregate of 196,478 shares in the following amounts from the following entities:

(i)            63,617 shares from the Steven Sukhwa Koh 2007 Retained Annuity Trust;

(ii)           63,617 shares from the Jung Ok Koh 2007 Retained Annuity Trust;

(iii)          13,849 shares from the Steven Koh 2007 Irrevocable Trust FBO Sam1;

(iv)          13,849 shares from the Steven Koh 2007 Irrevocable Trust FBO Peter1;

(v)           6,924 shares from the Steven Koh 2007 Irrevocable Trust FBO Agnes1;

(vi)          13,849 shares from the Jung Koh 2007 Irrevocable Trust FBO Sam1;

(vii)         13,849 shares from the Jung Koh 2007 Irrevocable Trust FBO Peter1; and

(viii)        6,924 shares from the Jung Koh 2007 Irrevocable Trust FBO Agnes1.

Finally, on October 6, 2010, the 2004 Trust received 205,102 shares of Wilshire Bancorp Common Stock from the Steven Sukhwa Koh Trustee of Steven & Jung Koh Trust DTD 9-30-82.  The Steven Sukhwa Koh Trustee of Steven & Jung Koh Trust DTD 9-30-82 no longer holds any shares of Wilshire Bancorp Common Stock.

Except for the foregoing, none of the Reporting Persons has engaged in any transactions in Wilshire Bancorp Common Stock within the past ninety days.

Mr. and Mrs. Koh disclaim beneficial ownership of the shares of Wilshire Bancorp Common Stock held by the Koh Charitable Foundation, except to the extent of their pecuniary interest therein.  Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 90 days.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer reported by this statement.

(e)           Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the agreements described above or in response to Items 2, 3, 4 and 5 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A –

Joint Filing Agreement by and among Steven S. Koh, Jung O. Koh, Koh-Wilshire, LP, the Koh Charitable Trust, the Steven Sukhwa Koh 2007 Retained Annuity Trust, the Jung Ok Koh 2007 Retained Annuity Trust, and The Koh Wilshire Trust Dated 6/4/2004, dated as of May 28, 2010.

SCHEDULE 13D

CUSIP No. 9721862107	Page 14 of 22
Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2010

/s/ Steven S. Koh
Steven S. Koh

/s/ Jung O. Koh
Jung O. Koh

KOH–WILSHIRE LP

By:	/s/ Steven S. Koh
Steven S. Koh, General Partner

THE KOH CHARITABLE FOUNDATION

By:	/s/ Steven S. Koh
Steven S. Koh, Chairman

THE STEVEN SUKHWA KOH 2007 RETAINED ANNUITY TRUST

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee

THE JUNG OK KOH 2007 RETAINED ANNUITY TRUST

By:	/s/ Jung O. Koh
Jung O. Koh, Trustee

THE KOH WILSHIRE TRUST DATED 6/4/2004

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee

EXHIBIT A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (this “Agreement”), dated as of May 28, 2010, among Steven S. Koh, Jung O. Koh, Koh-Wilshire, LP, Koh Charitable Foundation, the Steven Sukhwa Koh 2007 Retained Annuity Trust, the Jung Ok Koh 2007 Retained Annuity Trust, and the Koh Wilshire Trust Dated 6/4/2004, (collectively, the “Joint Filers”).

W I T N E S S E T H

WHEREAS, as of the date hereof, each of the Joint Filers is filing a Schedule 13D/A under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Wilshire Bancorp, Inc. (the “Schedule 13D/A”);

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D/A;

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D/A and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.         The Joint Filers hereby agree that the Schedule 13D/A is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

2.         Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.         Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D/A, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

/s/ Steven S. Koh
Steven S. Koh

/s/ Jung O. Koh
Jung O. Koh

KOH–WILSHIRE LP

By:	/s/ Steven S. Koh
Steven S. Koh, General Partner

THE KOH CHARITABLE FOUNDATION

By:	/s/ Steven S. Koh
Steven S. Koh, Chairman

THE STEVEN SUKHWA KOH 2007 RETAINED ANNUITY TRUST

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee

THE JUNG OK KOH 2007 RETAINED ANNUITY TRUST

By:	/s/ Jung O. Koh
Jung O. Koh, Trustee

THE KOH WILSHIRE TRUST DATED 6/4/2004

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee